SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 1995
                          ------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to
                              --------------------  -----------------

                         Commission file number 1-10509

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              SNYDER OIL COPORATION
                         PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SNYDER OIL CORPORATION
                                 777 MAIN STREET
                             FORT WORTH, TEXAS 76102

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and supplemental schedule of reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      ARTHUR ANDERSEN LLP





Dallas, Texas,
    June 19, 1996


                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                    AS OF DECEMBER 31, 1995

                                                          WELLS FARGO INSTITUTIONAL TRUST COMPANY
                                    --------------------------------------------------------------------------------------------
                                                                                   SHORT-
                                      ASSET       GROWTH   S & P 500    MONEY   INTERMEDIATE   SOCO    PARTICIPANT
                                    ALLOCATION    STOCK      STOCK     MARKET      TERM        STOCK      LOAN
                                      FUND         FUND       FUND      FUND       FUND        FUND       FUND         TOTAL
                                    ----------- ---------- ---------- ---------- ---------- ---------- ------------ ------------

ASSETS:
  Investments, at fair market value-
    Asset Allocation Fund            $4,206,471 $   -      $   -      $   -      $   -       $   -      $   -       $ 4,206,471
    Growth Stock Fund                    -       3,764,303     -          -          -           -          -         3,764,303
    S & P 500 Stock Fund                 -          -       2,552,758     -          -           -          -         2,552,758
    Money Market Fund                    -          -             -    1,267,440     -           -          -         1,267,440
    Short-Intermediate Term Fund         -          -             -       -       1,214,214      -          -         1,214,214
    Snyder Oil Corporation Stock Fund    -          -             -       -          -         576,461      -           576,461
    Participant loans                    -          -             -       -          -           -        226,518       226,518
                                     ---------- ---------- ---------- ---------- ---------- ---------- ----------  ------------

          Total assets                4,206,471  3,764,303  2,552,758  1,267,440  1,214,214    576,461    226,518    13,808,165
                                     ---------- ---------- ---------- ---------- ---------- ---------- ----------  ------------


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  $4,206,471 $3,764,303 $2,552,758 $1,267,440 $1,214,214   $576,461   $226,518   $13,808,165
                                     ========== ========== ========== ========== ========== ========== ==========  ============

                                       2



                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                    AS OF DECEMBER 31, 1994

                                                            WELLS FARGO INSTITUTIONAL TRUST COMPANY
                                     --------------------------------------------------------------------------------------------
                                                                                     SHORT-
                                        ASSET        GROWTH   S & P 500    MONEY   INTERMEDIATE  SOCO    PARTICIPANT
                                      ALLOCATION     STOCK      STOCK      MARKET     TERM       STOCK      LOAN
                                         FUND        FUND       FUND        FUND      FUND       FUND       FUND         TOTAL
                                      ----------  ---------- ---------- ---------- -----------  --------  ----------  -----------
ASSETS:
  Investments, at fair market value-
    Asset Allocation Fund             $3,196,697  $   -      $   -      $   -      $   -        $  -      $  -        $ 3,196,697
    Growth Stock Fund                     -        2,411,711     -          -          -           -         -          2,411,711
    S & P 500 Stock Fund                  -           -       1,669,067     -          -           -         -          1,669,067
    Money Market Fund                     -           -          -       1,100,547     -           -         -          1,100,547
    Short-Intermediate Term Fund          -           -          -          -       1,015,670      -         -          1,015,670
    Snyder Oil Corporation Stock Fund     -           -          -          -          -         618,905     -            618,905
    Participant loans                     -           -          -          -          -           -       147,197        147,197
                                       ---------- ---------- ---------- ---------- ----------   --------  --------   ------------

          Total assets                  3,196,697  2,411,711  1,669,067  1,100,547  1,015,670    618,905   147,197     10,159,794
                                       ---------- ---------- ---------- ---------- ----------   --------  --------   ------------


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                    $3,196,697 $2,411,711 $1,669,067 $1,100,547 $1,015,670   $618,905  $147,197    $10,159,794
                                       ========== ========== ========== ========== ==========   ========  ========   ============


                                    SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                              FOR THE YEAR ENDED DECEMBER 31, 1995

                                                            WELLS FARGO INSTITUTIONAL TRUST COMPANY
                                    ---------------------------------------------------------------------------------------------
                                                                                      SHORT-
                                       ASSET       GROWTH      S & P 500   MONEY   INTERMEDIATE  SOCO    PARTICIPANT
                                    ALLOCATION     STOCK         STOCK     MARKET      TERM     STOCK        LOAN
                                       FUND         FUND         FUND       FUND       FUND      FUND        FUND       TOTAL
                                    ----------  -----------   ---------  ---------  ---------  ---------  ---------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Interest and dividend income  $    -      $    -        $    -     $  46,048  $    -     $   -      $ $17,391  $    63,439
      Net realized and unrealized
        appreciation (depreciation)
        in fair value of investments   926,958     932,199      641,778     21,335     149,850  (111,928)      -       2,560,192
                                    ----------  ----------   ----------  ---------  ----------  --------  ---------  -----------

                                       926,958     932,199      641,778     67,383     149,850  (111,928)    17,391    2,623,631
                                    ----------  ----------   ----------  ---------  ----------  --------  ---------  -----------

    Contributions
      Employer                         257,215     278,031      162,975    128,958     100,859   108,962       -       1,037,000
      Participants                     377,737     370,329      245,174    195,663     160,793   181,274       -       1,530,970
                                    ----------  ----------   ----------  ---------  ----------  --------  ---------  -----------

                                       634,952     648,360      408,149    324,621     261,652   290,236       -       2,567,970
                                    ----------  ----------   ----------  ---------  ----------  --------  ---------  -----------

          Total additions            1,561,910   1,580,559    1,049,927    392,004     411,502   178,308     17,391    5,191,601
                                    ----------  ----------   ----------  ---------  ----------  --------  ---------  -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants      434,773     377,414     298,479     191,066      78,086   102,409     61,003    1,543,230
                                    ----------  ----------  ----------  ----------  ----------  --------  ---------  -----------

          Total deductions             434,773     377,414     298,479     191,066      78,086   102,409     61,003    1,543,230
                                    ----------  ----------  ----------  ----------  ----------  --------  ---------  -----------

NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  1,127,137   1,203,145     751,448     200,938     333,416    75,899    (43,612)   3,648,371

TRANSFERS BETWEEN FUNDS               (117,363)    149,447     132,243     (34,045)   (134,872) (118,343)   122,933       -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, BEGINNING OF YEAR        3,196,697   2,411,711   1,669,067   1,100,547   1,015,670   618,905    147,197   10,159,794
                                    ----------  ----------  ----------  ----------  ----------  --------  ---------  -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, END OF YEAR             $4,206,471  $3,764,303  $2,552,758  $1,267,440  $1,214,214  $576,461  $ 226,518  $13,808,165
                                    ==========  ==========  ==========  ==========  ==========  ========  =========  ===========



                                       SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                                          WELLS FARGO INSTITUTIONAL TRUST COMPANY
                                     --------------------------------------------------------------------------------------------
                                                                                      SHORT-
                                        ASSET     GROWTH     S & P 500    MONEY    INTERMEDIATE    SOCO    PARTICIPANT
                                     ALLOCATION   STOCK        STOCK      MARKET       TERM        STOCK     LOAN
                                        FUND       FUND         FUND       FUND        FUND         FUND     FUND        TOTAL
                                     ----------  ----------  ----------  ----------  ----------  --------  ---------   ----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Interest and dividend income   $    -      $    -      $   -       $   28,137  $    -      $   -     $ 10,211    $   38,348
      Net realized and unrealized
        appreciation (depreciation)
        in fair value of investments    (86,024)     42,035      14,764       -         (34,501) (106,017)    -          (169,743)
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

                                        (86,024)     42,035      14,764      28,137     (34,501) (106,017)   10,211      (131,395)
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------


    Contributions
      Employer                          244,205     200,307     139,995     102,181      97,820   115,492     -           900,000
      Participants                      380,703     327,430     237,938     153,606     144,897   217,527     -         1,462,101
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

                                        624,908     527,737     377,933     255,787     242,717   333,019     -         2,362,101
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

         Total additions                538,884     569,772     392,697     283,924     208,216   227,002    10,211     2,230,706
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants        77,053      17,880     153,223     162,139     215,444    41,791     7,661       675,191
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

         Total deductions                77,053      17,880     153,223     162,139     215,444    41,791     7,661       675,191
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                     461,831     551,892     239,474     121,785      (7,228)  185,211     2,550     1,555,515

TRANSFERS BETWEEN FUNDS                (214,017)     98,411     (12,495)    566,770    (266,966) (215,603)   43,900        -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, BEGINNING OF YEAR         2,948,883   1,761,408   1,442,088     411,992   1,289,864   649,297   100,747     8,604,279
                                     ----------  ----------  ----------  ----------  ----------  --------  --------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, END OF YEAR              $3,196,697  $2,411,711  $1,669,067  $1,100,547  $1,015,670  $618,905  $147,197   $10,159,794
                                     ==========  ==========  ==========  ==========  ==========  ========  ========   ===========



                                       SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                                              NATIONSBANK TRUST
                                         ---------------------------------------------------------
                                                       Index       Money       SOCO    Participant
                                            Bond       Equity      Market      Stock      Loan
                                            Fund        Fund        Fund       Fund       Fund
                                         ----------  ----------  ----------  --------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income-
      Interest and dividend income       $  130,916  $    8,893  $   30,542  $  5,936  $    5,951
      Net realized and unrealized
        appreciation (depreciation)
        in fair value of investments         74,323     150,150       -       440,670       -
                                         ----------  ----------  ----------  --------  ----------
                                            205,239     159,043      30,542   446,606       5,951
    Contributions                        ----------  ----------  ----------  --------  ----------
      Employer                                -           -           -         -           -
      Participants                          244,352     283,388     120,600    88,830       -
                                         ----------  ----------  ----------  --------  ----------
                                            244,352     283,388     120,600    88,830       -
                                         ----------  ----------  ----------  --------  ----------
         Total additions                    449,591     442,431     151,142   535,436       5,951
                                         ----------  ----------  ----------  --------  ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants            251,667     262,790     176,185    98,757       -
                                         ----------  ----------  ----------  --------  ----------
         Total deductions                   251,667     262,790     176,185    98,757       -
                                         ----------  ----------  ----------  --------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS               197,924     179,641     (25,043)  436,679       5,951

TRANSFERS BETWEEN FUNDS                  (3,203,984) (2,216,229) (1,252,036) (724,094)   (111,651)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year             3,006,060   2,036,588   1,277,079   287,415     105,700
                                         ----------  ----------  ----------  --------  ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                  $   -       $   -       $   -       $   -     $   -
                                         ==========  ==========  ==========  ========  ==========
                                                               WELLS FARGO INSTITUTIONAL TRUST COMPANY
                                         -----------------------------------------------------------------------------------------
                                                                                          Short-
                                            Asset      Growth    S & P 500    Money    Intermediate  SOCO   Participant
                                         Allocation     Stock     Stock       Market      Term       Stock     Loan
                                            Fund        Fund      Fund         Fund       Fund       Fund      Fund       Total
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income-
      Interest and dividend income       $    4,496  $    2,686  $    2,199  $  7,257  $    1,967  $    990  $  2,126   $  203,959
      Net realized and unrealized
        appreciation (depreciation)
        in fair value of investments        (27,648)     30,565      57,895     -           6,504  (109,779)    -          622,680
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
                                            (23,152)     33,251      60,094     7,257       8,471  (108,789)    2,126      826,639
    Contributions                        ----------  ----------  ----------  --------  ----------  --------  --------   ----------
      Employer                              300,944     195,073     138,151    80,898     107,465   102,469     -          925,000
      Participants                           54,286      42,089      27,047    21,093      20,872    26,640     -          929,197
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
                                            355,230     237,162     165,198   101,991     128,337   129,109     -        1,854,197
                                         ---------- -----------  ----------  --------  ----------  --------  --------   ----------
         Total additions                    332,078     270,413     225,292   109,248     136,808    20,320     2,126    2,680,836
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants            -           -           -          -          -          -         -          789,399
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
         Total deductions                    -           -           -          -          -          -         -          789,399
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
NET INCREASE (DECREASE)IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS               332,078     270,413     225,292   109,248     136,808    20,320     2,126    1,891,437

TRANSFERS BETWEEN FUNDS                   2,616,805   1,490,995   1,216,796   302,744   1,153,056   628,977    98,621       -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year                -           -           -          -          -          -         -        6,712,842
                                         ----------  ----------  ----------  --------  ----------  --------  --------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                  $2,948,883  $1,761,408  $1,442,088  $411,992  $1,289,864  $649,297  $100,747   $8,604,279
                                         ==========  ==========  ==========  ========  ==========  ========  ========   ==========


             SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)    DESCRIPTION OF THE PLAN

The following description of the Snyder Oil Corporation Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of Snyder Oil Corporation (the "Employer") who may elect to participate in the Plan. The Plan is administered by the Plan's advisory committee composed of three employees approved by the Employer's Board of Directors. Employees become eligible to participate in the Plan on an entry date at least four months following the later of the date the employee first performs an hour of service or attains age
18. The entry dates for the Plan are January 1 and July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 4, 1993, all Plan assets were transferred to Wells Fargo Institutional Trust Company who became the trustee of the Plan. Immediately prior to this date, NationsBank Trust served as the trustee of the Plan. In April 1996, the Employer adopted Amendment No. 2 to the Plan which, among other things, named BZW Barclays Global Investors N.A. as the trustee of the Plan upon their acquisition of Wells Fargo Institutional Trust Company.

The Plan allows participants various investment options in which to invest their individual and Employer contribution accounts. Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

FORFEITURES

The nonvested amounts in a participant's Employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants based upon annual compensation in a manner defined by the Plan agreement to the Plan.

PARTICIPANT CONTRIBUTIONS

     Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant may elect to contribute to the Plan up to 15% of his or her annual pretax compensation. A participant may change the applicable percentage or completely suspend his or her contributions in accordance with Plan policies. The Plan also allows employees to "rollover" contributions that have been made to another qualified plan to the Plan.

EMPLOYER CONTRIBUTIONS

Employer contributions to the Plan are entirely discretionary and determined on an annual basis by the Board of Directors. Employer contributions are allocated to participants based upon annual compensation in a manner defined by the Plan agreement.

VESTING

Participants are fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon retirement, at or after age 55, or upon death or total disability of the participant.

DISTRIBUTIONS

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account, subject to certain restrictions. Participants may also receive loans from the Plan secured by the participant's account for up to 50% of their vested balance. Each loan is evidenced by a note providing for repayment over a maximum of 5 or 10 years depending on the purpose of the loan as defined by the Plan agreement and providing for interest at a reasonable rate.

FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated May 9, 1995, confirming that the Plan, as amended in October 1993, is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

PLAN TERMINATION

     Although it has expressed no intention to do so, the Employer may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements are prepared on the accrual basis of accounting.

INVESTMENTS

The Plan's investments are held by bank-administered trust funds and are recorded at fair market value as determined by market quotations. Total cost of investments held by the Plan at December 31, 1995 and 1994, was $11,257,495 and $10,147,447, respectively.

Individual investments with a fair value greater than 5% of total net assets available for Plan benefits consisted of the following fair values:

                                                       DECEMBER 31,
                                           ----------------------------------
                                               1995                   1994
                                           -----------            -----------
     Asset Allocation Fund                 $ 4,206,471            $ 3,196,697
     Growth Stock Fund                       3,764,303              2,411,711
     S&P 500 Stock Fund                      2,552,758              1,669,067
     Money Market                            1,267,440              1,100,547
     Short-Intermediate Term Fund            1,214,214              1,015,670
     Snyder Oil Corporation Stock                *                    618,905

     * Represents less than 5% of total net assets available for Plan benefits.
        >

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for plan benefits with fund information for the years ended December 31, 1995, 1994, and 1993 consisted of the following:

                                                     NET APPRECIATION (DEPRECIATION)
                                                ----------------------------------------
                                                  1995            1994           1993
                                                ----------     ----------      ---------
       Marketable equity securities             $1,595,312     $   56,799      $ 238,610
       U.S. Government and corporate debt
            securities and bonds                   149,850        (34,501)        80,827
       Asset Allocation Fund                       926,958        (86,024)       (27,648)
       Snyder Oil Corporation stock               (111,928)      (106,017)       330,891
                                                -----------     ----------     ---------

            Net realized and unrealized
                 appreciation (depreciation)
                 in fair value of investments   $2,560,192      $(169,743)     $ 622,680
                                                ==========      =========      =========

The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities. At December 31, 1995, the mix was 50% in equity securities, 30% in money markets, and 20% in bonds. From the financial information available, it is not possible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on plan assets sold during the year are calculated as the excess of sales price over the fair value of the assets at the beginning of the plan year in which the asset is sold.

COST OF ADMINISTRATION

The Employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. The Employer will not require reimbursement for these expenses. Any such expenses not paid by the Employer shall be paid from the Plan assets.

DISTRIBUTIONS TO BE PAID

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. However, if their total vested balance exceeds $3,500 as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that terminated employees are entitled to by fund at December 31, 1995 and 1994 are as follows:

                                                  1995              1994
                                               ----------        ----------
     Asset Allocation Fund                     $  351,671        $   26,813
     S&P 500 Stock Fund                           280,840            17,320
     Short-Intermediate Term Fund                 275,603           130,093
     Growth Stock Fund                            240,145            23,280
     Money Market Fund                            145,736             8,204
     Snyder Oil Corporation Stock Fund             49,933            20,782
                                               ----------        ----------
                                               $1,343,928        $  226,492
                                               ==========        ==========

Distributions are deducted from net assets available for plan benefits when paid. As such, no accrual is provided for distributions to be paid.

(3)    EXPLANATION OF DIFFERENCES BETWEEN THE FORM 5500 AND THE
       AUDITED FINANCIAL STATEMENTS

Benefits payable in the amount of $163,079 included on Form 5500 for the Plan year ended December 31, 1995 differed from the corresponding balances on the audited financial statements. The differences occurred due to the timing of certain accruals. However, the differences are, both individually and in the aggregate, immaterial to the financial statements taken as a whole.

                                                                                            SCHEDULE I

                                   SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                         ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                                HELD FOR INVESTMENT PURPOSES

                                                   AS OF DECEMBER 31, 1995

                                                       EIN: 75-2306158
                                                      Plan Number: 001

   (a)                            (b)                                       (c)                       (d)             (e)
                              Identity of                              Description of                               Current
                            Issue, Borrower                              Investment                   Cost           Value
- ------------  --------------------------------------------    ----------------------------------   -----------    -----------
     *        Wells Fargo Institutional Trust Company         Asset Allocation Fund                 $3,370,421     $4,206,471
     *        Wells Fargo Institutional Trust Company         Growth Stock Fund                      2,909,323      3,764,303
     *        Wells Fargo Institutional Trust Company         S & P 500 Stock Fund                   1,971,570      2,552,758
     *        Wells Fargo Institutional Trust Company         Money Market Fund
                                                                 (average rate of return 4%)         1,267,440      1,267,440
     *        Wells Fargo Institutional Trust Company         Short-Intermediate Term Fund           1,083,822      1,214,214
     *        Snyder Oil Corporation                          Snyder Oil Corporation Stock
                                                                 Fund ($.01 par value)                 654,919        576,461
     *        Participant Loans                               Participant Loans
                                                                 (7% to 12% interest rates)             -             226,518
                                                                                                   -----------    -----------

                                                                                                   $11,257,495    $13,808,165
                                                                                                   ===========    ===========














                            This supplemental schedule lists assets held for investment purposes at December 31, 1995, as required by the Department of Labor
                                     Rules and Regulations for Reporting and Disclosure.


*  Indicates each identified person/entity known to be a party-in-interest.



                                                                                     SCHEDULE II

                           SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                        ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                              EIN: 75-2306158
                                              Plan Number: 001
        (a)               (b)                                                  (c)        (d)         (g)       (i)
    Identity of       Description           Description of     Number of     Purchase   Selling     Cost of   Net Gain
   Party Involved       of Assets            Transactions    Transactions     Price      Price       Asset    or (Loss)
   --------------     -----------           --------------   ------------   ---------   --------   --------   ---------
INDIVIDUAL TRANSACTIONS:
   None in excess of 5% of the fair value of Plan assets at the beginning of the year.

SERIES OF TRANSACTIONS:
     Wells Fargo Institutional Trust Company-
                 Asset Allocation Fund          Purchases          63         $771,623   $   -      $771,623   $   -
                 Asset Allocation Fund          Sales              72             -       688,807    614,114     74,693

     Wells Fargo Institutional Trust Company-
                 Growth Stock Fund              Purchases          70          847,146       -       847,146       -
                 Growth Stock Fund              Sales              50             -       426,753    339,323     87,430

     Wells Fargo Institutional Trust Company-
                 S & P 500 Stock Fund           Purchases          76          630,911       -       630,911       -
                 S & P 500 Stock Fund           Sales              59             -       388,998    322,949     66,049

     Wells Fargo Institutional Trust Company-
                 Money Market Fund              Purchases          55          622,160       -       622,160       -
                 Money Market Fund              Sales              61             -       520,294    520,294       -

     Wells Fargo Institutional Trust Company-
                 Short-Intermediate Term Fund   Purchases          51          326,954       -       326,954       -
                 Short-Intermediate Term Fund   Sales              52              -      278,259    264,548     13,711

     Wells Fargo Institutional Trust Company-
                 Snyder Stock Fund              Purchases          48          293,960       -       293,960       -
                 Snyder Stock Fund              Sales              84             -       224,475    357,653   (133,178)






                 This schedule lists all individual transactions and series of transactions in excess of
                   5% of the fair value of Plan assets at the beginning of the year as required by the
                         Department of Labor Rules and Regulations for Reporting and Disclosure.

(e & f)  Do not apply as there are no Lease Rentals or Transaction Expenses.

(h)         The current value on the date of each transaction is equal to the purchase price or selling price respectively.


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             SNYDER OIL CORPORATION PROFIT
                                             SHARING AND SAVINGS PLAN



                                             By /s/ James H. Shonsey
                                             --------------------------------
                                             James H. Shonsey, Vice President
















June 24, 1996